October 25, 2010

Pamela Long, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Stepan Company

Form 10-K for the Fiscal Year Ended December 31, 2009

Definitive Proxy Statement on Schedule 14A

File No. 001-05581

Dear Ms. Long,

We are providing the requested responses to your comment letter dated October 13, 2010.

FORM 10-K FOR THE FISCAL YEAR END DECEMBER 31, 2009

Exhibit Index, page 107

Exhibits 31.1 and 31.2

1.	We note that you have modified the text of paragraph (4)(d) in each certification by eliminating the parenthetical and adjusting the test accordingly. In future filings, please use the exact form of the certification specified in Item 601(b)(31) of Regulation S-K. Generally, the only text within the form of the certification that may be changed is text that is contained within brackets in the form.

Response: The Company will use the exact form of the certification specified in Item (601)(b)(31) of Regulation S-K, beginning with Form 10-Q for the three and nine month periods ending September 30, 2010. Specifically, the text in paragraph (4)(d) will read “Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.”

Definitive Proxy Statement on Schedule 14A

Risk Management, page 16

2.	We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

Response:

In evaluating whether the Company’s compensation policies and practices create risks that are reasonably likely to have a material adverse effect on the Company, the Company reviewed those policies and practices in light of the situations identified in the Commission’s Proxy Disclosure Rules Enhancements (Release Nos. 33-9089; 34-61175). Those situations focused on the concept of disproportionality. Each of the Company’s compensation policies and practices were compared to a number of factors that could potentially increase risk, including the following specific factors, which were identified by the SEC as potentially triggering disclosure:

•	A business unit of the company carrying a significant portion of the company’s risk profile;

•	A business unit with compensation structured significantly differently than other units within the company;

•	A business unit that is significantly more profitable than others within the company;

•	A business unit where the compensation expense is a significant percentage of the unit’s revenues; and

•

Policies and practices that vary significantly from the overall risk and reward structure of the company, such as when bonuses are awarded upon accomplishment of a task, while the income and risk to the company from the task extend over a significantly longer period of time.

The Company determined that its compensation policies and practices are not disproportionate and significantly reduce the risk that an individual would receive material financial benefit from increasing short-term performance at the expense of long-term risk. In making this determination, the Company’s Audit and Compensation and Development Committees reviewed the following key facts, among others:

•

The Company’s compensation policies and practices are structured to achieve an appropriate balance between short-term and long-term incentives. Those policies and practices include, as noted below, limits on annual incentive payments and include stock ownership requirements.

•

All executive officers of the Company have at least one-third of their short-term incentive determined by Company performance on standard, balanced, Company-wide financial targets: Net Income, Return on Invested Capital and Free Cash Flow. All other senior managers have at least one-fourth of their short-term incentive based on these same targets. All executives and senior managers must also have at least half of their short-term incentives based on very specific financial targets tied to business objectives. The remaining portion of short-term incentives is based upon specific Company objectives, including objectives that are specifically designed to reduce risk, such as safety goals. Thus, short-term incentive objectives are aligned with the Company’s overall risk and reward structure.

•

The Company’s Management Incentive Plan limits short-term incentive compensation payments to 125% of base salary. Effective January 1, 2010, this plan has been amended to provide, among other things, that the maximum amount payable for this incentive is 150% of base salary.

•	No Company business unit’s compensation expenses are a significant percentage of the unit’s revenues.

•	All executives and senior managers have stock ownership requirements that range from one to five times their respective base salary.

On the basis of the foregoing, we concluded that the risks arising from the Company’s compensation policies and practices were not reasonably likely to have a material adverse effect on the Company.

Post-Termination Benefits, page 31

3.	We note your statement that you provide “very limited” post-termination compensation to executives. In future filings, please revise your disclosure to provide greater detail about the post-termination compensation you provide to your named executive officers. Please refer to Item 402(j) of Regulation S-K.

Response: Executives may receive relatively nominal retirement gifts upon their retirement from the Company. In no event are these gifts in the form of cash, stock or stock equivalents. In 2010, one executive (not a Named Executive Officer in 2009) retired and received two airline tickets for himself and his spouse. Beginning with the 2011 Definitive Proxy Statement on Schedule 14A, we will revise our disclosure to provide greater detail about post-termination compensation provided to our Named Executive Officers pursuant to Item 402(j) of Regulation S-K.

In addition to responding to the three comments above, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions or comments, you may reach me directly at 847-501-2164.

Sincerely,

Stepan Company

James E. Hurlbutt

Vice President and Chief Financial Officer

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